UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

9 October 2003

Barclays PLC and
Barclays Bank PLC

(Names of Registrants)

54 Lombard Street
London EC3P 3AH
England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
BARCLAYS ANNOUNCES SENIOR APPOINTMENTS

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Signatures
Barclays announces Senior Appointments

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 9, 2003	By: /s/ Simon Pordage

Simon Pordage
Head of Board Support

BARCLAYS BANK PLC
(Registrant)

Date: October 9, 2003	By: /s/ Simon Pordage

Simon Pordage
Head of Board Support

9 October 2003

BARCLAYS ANNOUNCES SENIOR APPOINTMENTS

Barclays PLC today announces several senior appointments.

Group Chairman and Group Chief Executive

Sir Peter Middleton, Chairman of the Boards of Barclays PLC and Barclays Bank PLC, will serve until 31 December 2004 at which time Matthew W. Barrett will succeed him. Mr Barrett will be succeeded by John Varley as Group Chief Executive.

Sir Peter Middleton, commenting on today’s announcement, said: “I am delighted to be able to announce a smooth transition of leadership in Barclays as well as several management changes which are designed to accelerate the execution of our strategy. Matt Barrett has assembled an outstanding group of senior leaders, which he will continue to lead until he becomes Group Chairman.”

Group Deputy Chief Executive

John Varley, currently Group Finance Director, will become Group Deputy Chief Executive, effective 1 January 2004. He will have responsibility for all business areas of the Group as described below and will report to Mr Barrett.

Mr Barrett said: “John Varley, a close and valued colleague, will bring to this role a wealth of experience spanning investment banking, investment management, retail financial services and, most recently, as Group Finance Director, during more than 20 years in senior management at Barclays.

“The organisational changes announced today accelerate the execution of our strategy and capitalise on the strengths of our top team.”

Chief Executive, Wholesale and Institutional

Robert E Diamond Jnr will assume responsibility for the Group’s wholesale and institutional activities globally. This will include businesses and relationships within the Group that require the sophisticated risk management and financing skills of Barclays Capital. The Board has mandated Mr Diamond to expand and invest in the Group’s market leading investment banking and investment management businesses worldwide.

Mr Diamond, who is CEO of Barclays Capital and Chairman of BGI, has an extraordinary track record in building innovative intellectual capital businesses, attracting top talent and executing powerful growth strategies. He will advance the Group’s strategic priority of developing world-class global brands in the wholesale and institutional markets.

Mr Diamond will report to Mr Varley from 1 January 2004.

Chief Executive of UK Personal & Commercial Financial Services

Roger Davis, currently Chief Executive of Business Banking, will assume the new role of Chief Executive of UK Personal and Commercial Financial Services, effective 1 January 2004.

This new business grouping, which will comprise Personal Financial Services, Business Banking and Premier Banking, will enable the Group to deepen its relationships with personal and business customers with a more integrated service offering. Mr Davis has overseen the major transformation of Business Banking that has resulted in consistently strong customer satisfaction, employee morale and financial performance. His leadership skills and commercial acumen will help us accelerate progress in what is our number one strategic priority, to extend and strengthen our core UK business.

Mr Davis will join the Barclays PLC and Barclays Bank PLC Boards as an Executive Director, effective 1 January 2004 and will report to Mr Varley from that date.

Chief Executive of Barclays Private Clients &
International Banking

David Roberts, currently Chief Executive of Personal Financial Services, will assume the new role of Chief Executive of Barclays Private Clients and International Banking, effective 1 January 2004. He will be responsible for three major corporate priorities: building Barclays wealth businesses, advancing the Group’s personal and commercial banking activities outside the UK, and developing existing banking businesses in Europe, Africa, the Caribbean, and the Middle East.

Mr Roberts, who has successfully led both Business Banking and Personal Financial Services, has an intimate understanding of customer requirements and is ideally suited to expand both Barclays Private Clients and the Group’s retail and commercial banking businesses outside the UK.

Mr Roberts will join the Barclays PLC and Barclays Bank PLC Boards as an Executive Director, effective 1 January 2004 and will report to Mr Varley from that date.

Chief Executive of Barclaycard

Gary Hoffman, Chief Executive of Barclaycard, has been mandated by the Board to execute a global credit card strategy. Under Mr Hoffman’s leadership, Barclaycard has developed into a world-class business, which operates in over 60 countries. Mr Hoffman has had an outstanding career in both retail financial services and the credit card business. He will lead the effort to achieve the Group’s aspiration to build an international card business as important as the domestic franchise within a decade.

Mr Hoffman will join the Barclays PLC and Barclays Bank PLC Boards as an Executive Director, effective 1 January 2004 and will report to Mr Varley from that date.

Group Finance Director

Naguib Kheraj, currently Chief Executive of Barclays Private Clients, will become Group Finance Director, effective 1 January 2004.

Mr Kheraj has experience in all of the areas of his new portfolio — Finance, Taxation, Legal, Group Treasury, Investor Relations and Corporate Development — which he has developed over the last six years with Barclays and in his earlier career.

Prior to taking up the role of Chief Executive of Barclays Private Clients, Mr Kheraj has served as Deputy Chairman of Barclays Global Investors, Global Head of Investment Banking, and Global Chief Operating Officer at Barclays Capital. Before joining Barclays he held the post of Chief Financial Officer for Europe at Salomon Brothers.

Mr Kheraj will join the Barclays PLC and Barclays Bank PLC Boards as an Executive Director, effective 1 January 2004 and will report to Mr Barrett.

Group Operating Committee

Mr Roberts will succeed Mr Varley as Chairman of the Group Operating Committee, effective 1 January 2004. Group Operating Committee is the principal subcommittee of Group Executive Committee.

(ENDS)

For further information please contact:

Investor Relations	Media Relations
Cathy Turner	Chris Tucker
Head of Investor Relations	PR Director
Tel: 0207 699 3638	Tel: 0207 699 3161